Debt Securities and Warrants Linked to the UBS Short
Term Rates Automated Strategy (“STRAUS”) Index

UBS AG, Jersey Branch

December 13, 2007

PROSPECTUS SUPPLEMENT (To Prospectus dated March 27, 2006)

Index Supplement
Debt Securities and Warrants Linked to the UBS Short Term
Rates Automated Strategy (“STRAUS”) Index

UBS AG from time to time may offer and sell certain debt securities and warrants (collectively, "Securities"), as part of our Medium-Term Notes, Series A, with a return linked to the UBS Short Term Rates Automated Strategy (“STRAUS”) Index. Prospectus supplements that we may file with the SEC from time to time, which we sometimes refer to as "product supplements", describe some of the general terms that apply to the Securities and the general manner in which they may be offered. This prospectus supplement, which we refer to as an "index supplement", describes the UBS STRAUS Index to which Securities may be linked. The specific terms for each series of Securities will be described in a separate prospectus supplement, which we refer to as a "pricing supplement". A pricing supplement will describe the specific terms of the Securities, including any additions or changes to the terms specified in the product supplement relating to your Securities or the descriptions of the UBS STRAUS Index set forth in this index supplement. If there is any inconsistency between the terms described in an applicable product supplement or pricing supplement and those described in this index supplement, the terms described in the applicable product supplement or pricing supplement will be controlling.

This index supplement describes only the UBS STRAUS Index to which Securities may be linked. We do not guarantee that we will offer any Securities linked to the UBS STRAUS Index described herein. In addition, we may in the future offer Securities linked to an index that is not described herein. In such an event, we will describe any such additional index in an applicable index supplement, product supplement, or pricing supplement.

See “Risk Factors” on page IS-3 of this index supplement for risks related to an investment in any Securities linked to the UBS STRAUS Index.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of any Securities linked to the UBS STRAUS Index or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Securities are not deposit liabilities of UBS AG, and they are not FDIC insured.

UBS Investment Bank	UBS Financial Services Inc.
Prospectus Supplement dated December 13, 2007

ADDITIONAL INFORMATION ABOUT SECURITIES LINKED TO THE UBS STRAUS INDEX

You should read this index supplement together with the most recent prospectus UBS has filed relating to our Medium Term Notes, Series A (which as of the date of this index supplement was dated March 27, 2006), of which the Securities are a part, and any applicable prospectus supplement, including any product supplement, any free writing prospectus, or any pricing supplement that we may file with the SEC from time to time, which contains a description of the terms of particular categories of Securities or the specific terms of your Securities. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated March 27, 2006:
http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0001114446.

TABLE OF CONTENTS

Index Supplement Summary	IS-1
Qualitative Description of the UBS STRAUS Index	IS-2
Risk Factors	IS-3
STIR Futures	IS-6
Allocation and Weighting of Designated Currencies	IS-8
The Designated Exchanges	IS-8
The STRAUS Algorithm	IS-9
The Index Level	IS-11
Index Administration	IS-12
Index Disruption Events	IS-12
Modifications to the UBS STRAUS Index	IS-13
Trading Day	IS-14
Hypothetical Historical Index Levels	IS-15
Ownership and Licensing of the UBS STRAUS Index	IS-16

Index Supplement Summary

This index supplement describes the UBS Short Term Rates Automated  Strategy Index (the “UBS STRAUS Index”) to which Securities may be linked. If there is any inconsistency between the terms described in an applicable product supplement or pricing supplement and those described in this index supplement, the terms described in the applicable product supplement or pricing supplement will be controlling. Any free writing prospectus relating to Securities with a return linked to the UBS STRAUS Index should also be read together with this index supplement, the applicable product supplement and the accompanying prospectus.

References to "UBS", "we", "our" and "us" refer only to UBS AG and not to its consolidated subsidiaries. In this index supplement, when we refer to "Securities", we mean any debt securities or warrants with a return linked to the UBS STRAUS Index that may be offered by UBS from time to time. References to the "accompanying prospectus" mean the most recent UBS prospectus relating to our Medium Term Notes, Series A (which as of the date of this index supplement was dated March 27, 2006), and references to the "applicable product supplement" refer to any prospectus supplement that we may file from time to time relating to the particular category of Securities being offered. References to the "applicable pricing supplement" mean the pricing supplement and any free writing prospectus that describe the specific terms of the Securities being offered.

Qualitative Description of the UBS STRAUS Index

The UBS Short Term Rates Automated Strategy Index (which we refer to as the “UBS STRAUS Index”) is a proprietary index, developed and administered by UBS, that reflects the performance of an algorithmic trading strategy (which we refer to as the “STRAUS strategy”) designed to identify and exploit certain trends in interest rate futures prices.  The UBS STRAUS Index applies the STRAUS strategy to simulated long or short positions in 3-month short-term interest rate (or “STIR”) future contracts (each of which we sometimes refer to as a “STIR future”) in the following five financial markets on the basis of the following fixed weightings:  the U.S. Dollar (45%), the Euro (30%), the British Pound (5%), the Japanese Yen (15%) and the Swiss Franc (5%).  These weightings have been chosen by the Index Sponsor to reflect the relative economic importance of each financial market as of the Index Launch Date (as defined below), as determined by reference to a number of factors, including gross domestic product.

The STRAUS strategy is predicated on the premise that central banks exercise "gradualism" in their conduct of monetary policy, which results in trends in the way short-term interest rates behave. The UBS STRAUS Index is designed to identify and participate in these short-term interest rate trends by establishing and maintaining a simulated portfolio of long and short positions in STIR futures (the “Index Portfolio”) and making dynamic adjustments to such portfolio in response to these trends. The STRAUS strategy will be profitable, and the UBS STRAUS Index will increase over time, if the hypothetical positions in STIR futures comprising the Index Portfolio are themselves profitable over time. This will occur if, in general, the STRAUS strategy correctly identifies price trends which persist for longer or to a greater extent than was implied by market prices for the STIR futures at the time when a given position was established.

The initial Index Portfolio was established on October 3, 2007 (the “Index Launch Date”) as follows: USD (+1), EUR (-1), CHF (+1), JPY (+1), GBP (-1).  A (+1) indicates a simulated long position in STIR futures, and a (-1) indicates a simulated short position in STIR futures. These indicators (which we refer to as “Position Values”) are dynamically adjusted by applying an algorithm based on fluctuations in the prices of the STIR futures comprising the Index Portfolio and the relationship between certain shorter-term and longer-term exponential moving averages prices of those STIR futures. While STIR future prices are observed daily, dynamic adjustments to the Index Portfolio based on application of the algorithm are executed on a weekly basis. At any given time, the Index Portfolio will consist of either a simulated short position or a simulated long position in STIR futures in each of the 5 financial markets listed above.  As of the date of this free-writing prospectus, the Index Portfolio is as follows: USD (+1), EUR (-1), CHF (+1), JPY (+1) and GBP (+1).

The performance of the Index Portfolio is measured every February 7, May 7, August 7 and November 7 (each, a “Roll Date”) at 11:00 A.M., London time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding Securities linked to the UBS STRAUS Index).  STIR futures expire on a fixed March, June, September and December cycle.  On each Roll Date, the Index Portfolio is reconstituted by notionally unwinding simulated positions in STIR futures expiring prior to the subsequent Roll Date and notionally entering into simulated positions in STIR futures expiring after the subsequent Roll Date, based on the bid-ask prices for each STIR future on its respective Designated Exchange (as specified below) at 11:00 A.M., London Time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding Securities linked to the UBS STRAUS Index) , on such date. For example, if on February 7, 2008, the Index Portfolio consists of simulated positions in STIR futures expiring in March 2008, such simulated positions will be notionally unwound and the Index Portfolio will be reconstituted with corresponding simulated positions in STIR futures expiring in June 2008. We refer to the period commencing on (but excluding) one Roll Date and ending on (and including) the next Roll Date as a “Roll Period.”  The Position Value of each new simulated position in a STIR future will be the same as the Position Value of the simulated position in such STIR future immediately prior to its unwinding.  The simulated gains and losses resulting from simulated settlement of the STIR futures on a Roll Date are added to (or, if negative, subtracted from) any simulated gains and losses resulting from any dynamic adjustments made to the Index Portfolio during the Roll Period prior to such Roll Date.  The net result of these simulated gains and losses for each Roll Period constitutes the Index Performance for that Roll Period and is added to (or, if negative, subtracted from) the level of the UBS STRAUS Index at the end of that Roll Period.  In addition, Index Performance is measured daily throughout each Roll Period by calculating the net result of the simulated gains and losses that would be achieved through simulated settlement of all open simulated positions comprising the Index Portfolio on each trading day.

The Index Level is calculated and published daily, with published information reflecting the Index Level and the Index Portfolio as of 11:00 A.M., London time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding Securities linked to the UBS STRAUS Index), on the preceding trading day. Index information is available under the symbol “UBFSTRSQ ” through Bloomberg.

Risk Factors

Your investment in any Securities with a return linked to the performance of the UBS STRAUS Index will involve risks.  This section describes the most significant risks relating to an investment in Securities linked to the UBS STRAUS Index. Investments in such Securities may involve other risks which may be described in the accompanying prospectus, any applicable product supplement and pricing supplement.  We urge you to read the following information about these risks, together with the other information in this index supplement, the accompanying prospectus and any applicable product supplement and pricing supplement before investing in the Securities.

Owning Securities linked to the performance of the UBS STRAUS Index is not the same as owning the STIR futures that constitute the Index Portfolio.

The return on Securities linked to the UBS STRAUS Index may not reflect the return you would have realized if you had actually owned the STIR futures that constitute the Index Portfolio.  If the Index Level increases, the market value of Securities linked to the UBS STRAUS Index may not increase by the same amount. It is also possible for the Index Level to increase while the market value of Securities linked to the UBS STRAUS Index declines.  Furthermore, if the return on a particular series of Securities is amplified by a leverage factor, not only the gains but also any losses on the performance of the UBS Straus Index will be multiplied by that same leverage factor, thereby amplifying the negative impact on your Securities should the Index Level decrease.  In addition, owning STIR futures in currencies other than U.S. Dollars would give investors potential exposure to movements in the exchange rates between those currencies and the U.S. Dollar, commonly referred to as “exchange rate risk.” The UBS STRAUS Index has been designed to remove any potential exposure to exchange rate risk, and the UBS STRAUS Index will not reflect, and therefore investors in Securities linked to the UBS STRAUS Index will not realize, any gains or losses resulting solely from movements in exchange rates.

The various simulated positions in STIR futures that constitute the Index Portfolio may perform differently, and losses from negatively performing simulated positions could offset potential gains attributable to positively performing positions.

The Index Portfolio consists of simulated long and short positions in STIR futures in five different financial markets, each of which represents a separate investment.  The STRAUS algorithm is designed to dynamically adjust the simulated positions constituting the Index Portfolio in order to maximize profitability.  For any period of time, gains attributable to simulated long or short positions in particular STIR futures could be reduced, offset or more than offset by losses attributable to the performance of simulated positions in other STIR futures.

The Index Sponsor will only make dynamic adjustments to the Index Portfolio on Tuesdays.  Changes in STIR future prices during the time between when the STRAUS algorithm indicates that a simulated position held by the Index Portfolio should be reversed and the Tuesday on which the Index Sponsor makes the corresponding adjustment may adversely affect the Index Level.

The STRAUS algorithm, from time to time, may generate a Position Signal indicating that dynamic adjustments should be made to the Index Portfolio.  In such cases, the Index Sponsor will make appropriate adjustments to the Index Portfolio on the Tuesday following such Position Signal, provided that in the interim no opposite Position Signal is generated indicating that the adjustments should not be made.  Further changes in the price of a particular STIR future during the time between when the STRAUS algorithm indicates that dynamic adjustments should be made and the Tuesday on which the Index Sponsor makes such adjustments may result in losses that would not have occurred, or the loss of certain gains that might have otherwise been realized, had the Index Sponsor made the appropriate adjustments immediately following the applicable Position Signal.

The Index Sponsor may have a conflict of interest when determining Trade Prices used to calculate gains and losses resulting from hypothetical settlement of simulated positions contained in the Index Portfolio.

The Index Sponsor will determine the Trade Prices used to calculate gains and losses resulting from hypothetical settlements when making dynamic adjustments to the Index Portfolio and calculating the Index Level. Such prices will be determined by the Index Sponsor, in its sole discretion, in a commercially reasonable manner based on the bid-ask prices available on the appropriated Designated Exchanges, at or shortly after 11 A.M., London time, each day on which such adjustments are made or the Index Level is calculated. In addition, we or one or more of our affiliates may hedge our or their interest rate exposure from Securities linked to the UBS STRAUS Index by entering into various transactions as described in the applicable product supplement or the applicable pricing supplement. The Index Sponsor may consider the execution prices for our hedging activities, and the hedging activities of any of our affiliates, in respect of outstanding Securities linked to the UBS STRAUS Index when determining Trade Prices used to calculate gains and losses resulting from hypothetical settlements of simulated positions and to calculate the Index Level. Since these determinations by the Index Sponsor may affect the Index Level, the Index Sponsor may have a conflict of interest when making such determinations.

There are uncertainties regarding the UBS STRAUS Index because of its limited performance history.

The UBS STRAUS Index was launched on October 3, 2007. While the UBS STRAUS Index is intended to identify and exploit trends in STIR future prices, the methodology used to perform these functions has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the UBS STRAUS Index will serve as an adequate tool for predicting future trends in prices of STIR futures. In practice it is uncertain how successful UBS will be in achieving its goal of maintaining an index appropriate for these purposes.

Index Disruption Events may require an adjustment to the calculation of the UBS STRAUS Index.

The UBS STRAUS Index is administered by UBS AG, as sponsor of the UBS STRAUS Index (the “Index Sponsor”). At any time during the term of the Securities, the daily calculation of the UBS STRAUS Index may be adjusted in the event that the Index Sponsor determines that an Index Disruption Event (as defined below) has occurred or is continuing. Any such Index Disruption Events and resulting changes in the manner in which the UBS STRAUS Index is calculated may have an adverse impact on the value of the Securities.  See “Index Disruption Events” on page IS-12 and “Modifications to the UBS STRAUS Index” on page IS-13 of this Index supplement.

Changes that affect the composition and calculation of the UBS STRAUS Index may affect the Index Level.

As the UBS STRAUS Index is based on algorithmic principles, the Index Sponsor has limited discretion regarding the composition and methodology of the UBS STRAUS Index, unless the STIR futures contained in the Index Portfolio are not available or another Index Disruption Event (as defined below) occurs or is continuing.  If the Index Sponsor changes the weighting of the STIR futures in the UBS STRAUS Index in response to the unavailability of a particular STIR future, such changes could affect the Index Level and, therefore, could affect the market value of Securities linked to the UBS STRAUS Index or their value at maturity.  The Index Sponsor does not have any obligation to consider the interests of any parties to transactions involving the UBS STRAUS Index, including the holders of the Securities linked to the UBS STRAUS Index, when re-weighting or making any other changes to the UBS STRAUS Index.

Even though STIR futures in the U.S. Dollar, Euro, British Pound, Japanese Yen and Swiss Franc are traded on their respective Designated Exchanges throughout the trading day, the STRAUS algorithm only considers the mid-market price of STIR futures at 10:45 A.M., London time, on any trading day.

STIR futures in the U.S. Dollar, Euro, British Pound, Japanese Yen and Swiss Franc are traded on their Designated Exchanges throughout the trading day. The STRAUS algorithm, however, only considers the mid-market price of STIR futures at 10:45 A.M., London time, in determining whether dynamic adjustments should be made to the Index Portfolio.  In addition, the Index Sponsor will only consider the bid-ask prices for STIR futures at or shortly after 11:00 A.M., London time, when calculating the Index Level for a particular trading day or Settlement Amounts with reference to particular STIR futures.  To the extent that price movements occur during the rest of the trading day, changes in the value of the Index Portfolio will not be reflected immediately in the Index Level.

The Index Portfolio will include positions in STIR futures traded on foreign exchanges that are less or differently regulated than U.S. markets and are subject to risks that do not always apply to U.S. markets.

The Index Portfolio will be comprised primarily of positions in STIR futures traded on exchanges located outside the United States. The regulations of the Commodity Futures Trading Commission do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Those risks include:

➢	exchange controls;

➢	expropriation;

➢	burdensome or confiscatory taxation;

➢	moratoriums; and

➢	political or diplomatic events.

It also is likely to be costly and difficult, or even impossible, for UBS, as Index Sponsor, to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Securities.  In addition, investors in the Securities will not be entitled to enforce the laws or regulations of a foreign country or exchange by virtue of their ownership of the Securities.

Historical performance of STIR future prices should not be taken as an indication of the future performance of STIR future prices on the Designated Exchanges during the term of the Securities.

It is impossible to predict with certainty whether STIR future prices will rise or fall.  The prices of STIR futures will be influenced by complex and interrelated political, economic, financial and other factors.  Therefore, historical performance of STIR future prices in the relevant markets should not be taken as an indication of the future performance of STIR future prices during the term of the Securities.  Factors that may influence STIR future prices include:

➢	current interest rate levels and market expectations for interest rate levels in the future;

➢	supply and demand for 3-month STIR future contracts;

➢	general economic, financial, political or regulatory conditions;

➢
monetary policies of the Federal Reserve Bank and other central banks, changes in the federal funds rate and interest rates set by other central banks that affect the UBS STRAUS Index, as well as changes in the shape of the forward interest rate yield curve; and

➢	inflation and expectations concerning inflation.

The market value of Securities linked to the UBS STRAUS Index may be influenced by unpredictable factors besides changes in the Index Level.

The market value of Securities linked to the UBS STRAUS Index may fluctuate due to a variety of factors. Several factors besides the Index Level, many of which are beyond our control, may influence the market value of the Securities, including:

➢	supply and demand for a particular series of Securities, including inventory positions held by UBS AG, any of its affiliates or any other market maker;

➢	economic, financial, political, regulatory or judicial events that affect financial markets generally;

➢	interest rates in the market generally;

➢	the time remaining to maturity; and

➢	the creditworthiness and credit ratings of UBS.

We and our affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding Securities linked to the UBS STRAUS Index, and may do so in the future. Any such research, opinions or recommendations could affect prices of the STIR futures contained in the Index Portfolio or the performance of the Index itself.

UBS and its affiliates publish research from time to time with respect to general movements in interest rates, financial markets and other matters that may influence the performance of the UBS STRAUS Index, express opinions or provide recommendations that are inconsistent with or call into question the investment view implicit in the UBS STRAUS Index. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation regarding the merits of investing in Securities linked to the UBS STRAUS Index.

STIR Futures

What are STIR futures?

STIR futures are legally binding agreements for the buying or selling of notional amounts of short-term interest rate products, at a fixed price, for cash settlement on a future date.  They derive their value from the underlying three-month interbank rates traded in the over-the-counter (“OTC”) cash money markets.  In contrast to the OTC money markets where the underlying cash sum is actually borrowed or lent, the amount of profit or loss generated by each STIR futures transaction is calculated by reference to the notional amount, which is never actually traded.

Where do STIR futures trade?

In contrast to OTC market contracts, STIR futures are “exchange traded contracts,” meaning that they trade electronically on regulated exchanges.  The STIR futures underlying the UBS STRAUS Index trade on the Designated Exchanges specified below under the caption, “The Designated Exchanges,” beginning on page IS-8.

Who are the counterparties to STIR futures contracts?

As exchange traded contracts, STIR futures typically benefit from a central clearing counterparty which becomes the effective buyer to every seller, and seller to every buyer.  The central clearing counterparty generally will require both initial margin (i.e., the placing of funds with the central clearing counterparty at the time that a new position is taken) and variation margin (i.e., the placing of additional funds with, or the withdrawal of funds from, the central clearing counterparty where a position is showing an open loss or gain, respectively).

Do STIR futures have standardized terms?

STIR futures typically are standardized contracts that trade for specific contract months.  Generally, they stop trading (or expire) at a specified time on a specified day of the contract month, depending on the convention in the relevant market.  In addition, each STIR future is based on a notional standard contract size, as determined by the relevant exchange.

How are STIR futures priced?

The prices of STIR futures are derived by market participants from cash interbank money market interest rates, with adjustments reflecting the market participants’ views with respect to the expected movements of these rates.

How are the prices of STIR futures quoted?

Generally, STIR futures trade at prices that move inversely to interest rates.  The interest rate implied in a STIR future can be found by subtracting the price of the STIR future (expressed as a percentage) from 100%.   For example, a STIR future trading at 97.50 implies a forward interest rate of 2.5% per annum.  Movements in STIR future prices are generally measured in “ticks.”  Each tick is the equivalent of a change in interest rates equal to one basis point (or 1/100 of 1%).  For instance, a STIR future that increases in price from 97.50 to 98.00 is said to have moved 50 “ticks.”  Such a price change also implies a decrease in the implied forward interest rate by 50 basis points, from 2.5% per annum to 2.0% per annum in the previous example.  The monetary value of one tick depends upon the notional amount underlying the STIR future.  In general, the value of 1 tick in a 3-month STIR future is equal to 1/4 of a basis point (or 1/4 of 1/100th of 1%) of the notional amount underlying the STIR future.

What do “long” and “short” positions in STIR futures mean?  How are gains or losses in STIR futures realized?

Buying (or “going long”) a STIR future will generate a profit if upon expiration the relevant interest rate is lower than the forward interest rate implied by the STIR future price.  Thus, buying a STIR future is economically similar to agreeing to lend money at a specified interest rate upon expiration of the contract.  For example, buying a 3-month STIR future in U.S. dollars priced at 97.5 is analogous to agreeing to lend U.S. dollars for 3 months at a rate of 2.5% per annum beginning on the expiration date of the contract.  If the 3-month spot interest rate on the expiration date of the STIR future were, for example, 2% per annum, then the holder of a long position in that STIR future would realize a gain equal to the difference in 3 months of interest on the notional amount underlying the STIR future accrued at the implied forward interest rate of 2.5% per annum and 3 months of interest accrued at the lower spot interest rate of 2% per annum.

Conversely, selling (or “going short”) a STIR future will generate a profit if upon expiration the relevant interest rate is higher than the forward interest rate implied by the STIR future price.  Thus, selling a STIR future is economically similar to agreeing to borrow money at a specified interest upon expiration of the contract.  For example, selling a 3-month STIR future in U.S. dollars priced at 97.5 is analogous to agreeing to borrow U.S. dollars for 3 months at a rate of 2.5% per annum beginning on the expiration date of the contract.  If the 3-month spot interest rate on the expiration date of the STIR future were, for example, 2%  per annum, then the holder of a short position in that STIR future would realize a loss equal to the difference between 3 months of interest on the notional amount underlying the STIR future accrued at the spot interest rate of 2% per annum and 3 months of interest accrued at the higher implied forward interest rate of 2.5% per annum.

In addition, a position in a STIR future can be liquidated at any time up until expiration by buying or selling a corresponding opposite position in the STIR futures market.

How do fluctuations in STIR future prices affect the level of the UBS STRAUS Index?

Gains (or losses) from notional liquidation of simulated positions in STIR futures held in the Index Portfolio will be measured in “ticks.” These ticks will be added to (or subtracted from) the Index Level in proportion to the weighting assigned to the financial market in which the notionally liquidated STIR future was traded.  For example, if the Index Portfolio acquires a simulated long position in STIR futures in Euros priced at 97.50 and liquidates such position at a price of 98.00, the Index Level will increase by 15 ticks, or 0.15 (.50 x 30%). Similarly, if the simulated position liquidated in the previous example were a short position, the Index Level would decrease by 15 ticks, or 0.15. The Index Level on any trading day will equal the aggregate gains and losses that could be achieved upon notional liquidation of all open simulated positions in STIR futures held in the Index Portfolio at 11 A.M., London time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding Securities linked to the UBS STRAUS Index), on such trading day. For a more detailed explanation of how the UBS STRAUS Index is calculated, see “The STRAUS Algorithm” and “The Index Level” below.

Allocation and Weighting of Designated Currencies

The application of the STRAUS strategy across five financial markets is weighted as follows: the U.S. Dollar (45%), the Euro (30%), the British Pound (5%), the Japanese Yen (15%) and the Swiss Franc (5%).  The exchanges on which the STIR futures comprising the Index Portfolio are traded (the “Designated Exchanges”) are the London International Financial Futures and Options Exchange (“LIFFE”) in the case of the Swiss Franc, the Euro and the British Pound; the Tokyo Financial Exchange (“TFX”) in the case of the Japanese Yen; and the Chicago Mercantile Exchange (“CME”) in the case of the U.S. Dollar.

Set forth below is a current list of the STIR futures comprising the UBS STRAUS Index, together with their respective symbols and exchanges, as of December 13, 2007:

➢
in respect of Swiss Franc, a 3-month Euro Swiss Franc Interest Rate Future determined by LIFFE on the basis of the August 2004 contract specification, expiring in March, June, September or December, Bloomberg ticker “ES”;

➢
in respect of Euro, a 3-month Euro (EURIBOR) Interest Rate Future determined by LIFFE on the basis of the August 2004 contract specification, expiring in March, June, September or December, Bloomberg ticker “ER”;

➢
in respect of British Pound, a 3-month Short Sterling Interest Rate Future determined by LIFFE on the basis of the August 2004 contract specification, expiring in March, June, September or December, Bloomberg ticker “L”;

➢
in respect of Japanese Yen, a 3-month Euroyen Interest Rate Future determined by TFX on the basis of the October 2004 contract specification, expiring in March, June, September or December, Bloomberg ticker “YE”; and

➢
in respect of U.S. Dollar, a 3-month Eurodollar Interest Rate Future, as determined by CME on the basis of the current contract specifications, expiring in March, June, September or December, Bloomberg ticker “ED”.

The Designated Exchanges

The following information is derived from publicly available information.

The London International Financial Futures and Options Exchange (“LIFFE”)

LIFFE was founded in 1982 as the London International Financial Futures Exchange. The exchange initially offered futures contracts and options linked to short-term interest rates. Equity products began to trade on the exchange following a 1992 merger with the London Traded Options Market (LTOM), as a result of which the exchange changed its name to the London International Financial Futures and Options Exchange.  A merger with the London Commodity Exchange (LCE) resulted in trading of soft and agricultural commodity contracts on LIFFE.  In December 2001, Euronext, a pan-European stock exchange with subsidiaries in Amsterdam, Brussels and Paris, acquired LIFFE.  The Euronext takeover resulted in the formation of Euronext.liffe, a combination of LIFFE with the derivative arms of the other Euronext constituent exchanges: Amsterdam, Paris and Brussels, as well as Lisbon following the Euronext takeover of the Portuguese BVLP in 2002.  As of 2003, all derivatives products traded on Euronext are traded through LIFFE CONNECT, LIFFE’s electronic trading platform.  In 2006, Euronext merged with the New York Stock Exchange to form NYSE Euronext.  Products traded on LIFFE CONNECT include a variety of futures and options on short-term interest rates, bonds, swaps, equities and commodities.

The Tokyo Financial Exchange (“TFX”)

TFX was established in 1989 as a specialized exchange for financial derivative products in order to meet increasing demand for risk-hedging of Yen-based assets that resulted from a series of interest rate liberalizations in Japan during the 1980s.  TFX was the result of a joint venture between a group of financial institutions from around the world.  In April 2004, TFX demutualized and became a corporation.  In response to changes in Japanese law in  2007, TFX transformed from a “financial futures exchange” offering only financial futures and derivative products into a more comprehensive “financial exchange” offering all types of financial products.  TFX continues to establish and maintain markets for a variety of securities and derivative products, as well as function as a clearing house for the derivatives traded on TFX’s financial instruments markets.

The Chicago Mercantile Exchange (“CME”)

The Chicago Mercantile Exchange (now CME) was founded in 1898 as a not-for-profit corporation, then called the Chicago Butter and Egg Board.  In November 2000, CME demutualized and became a shareholder-owned corporation.  In December 2002, CME Holdings completed its initial public offering of its Class A common stock and became publicly traded.  Since 2006, CME Globex has been an electronic derivatives trading environment that offers global access to various asset classes, including interest rates, stock indexes, foreign exchange, agricultural commodities, and energy.

The STRAUS Algorithm

The STRAUS algorithm is a quantitative methodology used to dynamically adjust the simulated position in each STIR future comprising the Index Portfolio.  Upon certain fluctuations in the price of a given STIR future, the STRAUS algorithm may generate a “Position Signal” of +1 or -1, indicating whether the Position Value with respect to such STIR future should be +1 or -1 (or vice versa), i.e., whether the Index Portfolio should contain a long or short simulated position in that particular STIR future. Below is a description of how the algorithm generates such Position Signals based on both (i) the relationship between certain shorter-term and longer-term exponential moving average prices for STIR futures and (ii) the movement of STIR future prices outside a certain range or “Channel.”

Exponential Moving Average Prices

The “Shorter-term Exponential Moving Average Price” (or “MASHORT”) and the “Longer-term Exponential Moving Average Price” (or “MALONG”) are components of the STRAUS algorithm used to determine what type of Position Signal, if any, is generated when a Channel Breakout (as discussed below under “—Channel Tops and Channel Bottoms”) occurs.  The MASHORT and MALONG with respect to any STIR future are calculated by inserting the applicable number of days c into the Daily Moving Average formula below.  The applicable numbers of days in the MASHORT Period and the MALONG Period for STIR futures in the various financial markets represented in the Index Portfolio are as follows:

Financial Market	MASHORT Period	MALONG Period
USD	10	175
EUR	20	300
CHF	30	300
JPY	30	700
GBP	20	600

On the Index Launch Date, the “Initial Exponential Moving Average Price” (or “MAa”) for each STIR future in the Index Portfolio was determined on the basis of the following values:

Financial Market	MASHORT Value	MALONG Value
USD	95.44911	95.34974
EUR	95.61389	95.69931
CHF	97.16370	97.06950
JPY	99.12370	98.97726
GBP	94.12237	94.20013

On each subsequent trading day t, the “Daily Exponential Moving Average Price” for a period of c trading days (or “MAt(c)”) is calculated as an exponential moving average equal to (i) the prior trading day’s Daily Exponential Moving Average Price plus (ii) the difference between the mid-market price at 10:45 A.M., London time, as determined by the Index Sponsor and, if necessary, subject to Roll Adjustment (the “Observed Price”), on that particular trading day and the prior day’s Daily Exponential Moving Average Price, weighted by a decay constant. This can be represented mathematically by the following formula:

MAt(c) = MAt-1(c) + (EXP x Diff)

where:

EXP = [2/(c + 1)] ;

Diff  = Pt - MAt-1 ;

“MAt-1(c)”
means the Daily Exponential Moving Average Price over a period of c trading days on the trading day immediately preceding trading day t (or, if trading day t is the day after the Index Launch Date, then MAt-1(c) is the Initial Exponential Moving Average); and

“Pt” means the Observed Price with respect to the relevant STIR future on trading day t.

“Roll Adjustment” is the market standard procedure by which the prices for successive STIR futures are made comparable. On the first day of each Roll Period, all past Observed Prices will be reduced by an amount equal to the difference in price between the STIR future contained in the Index Portfolio prior to the Roll Date and the STIR future contained in the Index Portfolio following the Roll Date.

Channel Tops and Channel Bottoms

Position Signals are generated, in part, as a result of the movement of STIR future prices outside a certain range or “Channel.”  The “Channel Top” on any trading day, with respect to any STIR future, is the highest Observed Price for the STIR future over the 19 trading days immediately preceding that trading day.  The “Channel Bottom” on any trading day, with respect to any STIR future, is the lowest Observed Price for the STIR future over the 19 trading days immediately preceding that trading day.  If the Observed Price for a STIR future rises above the Channel Top or falls below the Channel Bottom, then a “Channel Breakout” will have occurred.

Position Signals

If, on any trading day, (i) the Shorter-term Exponential Moving Average Price is greater than the Longer-term Exponential Moving Average Price for a STIR future in the Index Portfolio; and (ii) the Observed Price, for such STIR future breaches the Channel Top, then STRAUS algorithm will generate a Position Signal of +1. If, on any trading day, (i) the Shorter-term Exponential Moving Average Price is less than the Longer-term Exponential Moving Average Price for a STIR future in the Index Portfolio, and (ii) the Observed Price for such STIR future breaches the Channel Bottom, then the STRAUS algorithm will generate a Position Signal of -1.  On any other trading day, no Position Signal will be generated.

If, at 11 A.M., London time, on a Tuesday (each, an “Execution Day”), the sum of (i) the most recent Position Signal generated by the STRAUS algorithm in respect of a STIR future and (ii) the Position Value associated with the Index Portfolio’s then-current simulated position in such STIR future is zero, then the simulated position held by the Index Portfolio in that STIR future will be reversed along with its corresponding Position Value (i.e., a simulated long position will be converted into a simulated short position in the same STIR future, or a simulated short position will be converted into a simulated long position in the same STIR future).  If on any Execution Day the sum of (i) the most recent Position Signal generated by the STRAUS algorithm in respect of a STIR future and (ii) the Position Value associated with the Index Portfolio’s then-current simulated position in such STIR future is anything other than zero, then the simulated position held by the Index Portfolio in that STIR future (and the associated Position Value) will remain unchanged.

Prices for simulated purchases and sales of STIR futures (each, a “Trade Price”) will be determined by the Index Sponsor in its sole discretion based upon bid-ask prices available on the appropriate Designated Exchange at 11 A.M., London time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding Securities linked to the UBS STRAUS Index), on each Execution Day. Any simulated gain (or loss) from the simulated settlement of a hypothetical position will be added to (or subtracted from) the Index Level.

Summary of the STRAUS Algorithm

The STRAUS algorithm may be summarized mathematically as follows:

(A)  If  (P> CT) AND (MASHORT> MALONG), then Position Signal = +1.

(B)  If (P < CB) AND (MASHORT< MALONG), then Position Signal = -1.

If neither (A) nor (B), then no Position Signal is generated.

P = the Observed Price

CT = Channel Top

CB = Channel Bottom

MASHORT = Shorter-term Exponential Moving Average Price

MALONG = Longer-term Exponential Moving Average Price

The Index Level

The level of the Index (the “Index Level”) was initially set on the Index Launch Date at 108.1880.  The Index Level will increase or decrease depending upon the Index Performance.  The Index Performance is the sum of the results of all simulated settlements of simulated positions in STIR futures throughout the Roll Period, which we refer to as “Settlement Amounts.”  Settlement Amounts include gains and losses resulting from simulated settlements caused by Position Signals generated during the Roll Period and simulated settlements occurring on the Roll Date.

A Settlement Amount is equal to (i) the Trade Price for a given STIR future on the Execution Day (the “Settlement Price”) and the Trade Price of such STIR future when the position was acquired (the “Acquisition Price”), multiplied by (ii) the Position Value in effect prior to the settlement, multiplied by (iii) the relative weight of the currency in the UBS STRAUS Index (the “Currency Weighting”). This can be expressed mathematically by the following formula.

Settlement Amount = (SP – AP) x PV x (Currency Weighting)

where:

SP = Settlement Price;

AP = Acquisition Price;

PV = Position Value; and

The Currency Weightings are: USD (45%), EUR (30%), GBP (5%), JPY (15%), CHF (5%).

On any given trading day, the Index Level can be calculated by using a measure of Index Performance reflecting the Settlement Amounts that would be achieved if each notional position comprising the Index Portfolio were settled using a Settlement Price determined by the Index Sponsor based upon bid-ask prices available on the appropriate Designated Exchange at 11 A.M., London time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding Securities linked to the UBS STRAUS Index), on such trading day.

Index Administration

UBS AG, as sponsor of the UBS STRAUS Index (the “Index Sponsor”) will administer the UBS STRAUS Index.  As the UBS STRAUS Index is based on algorithmic principles, the Index Sponsor has limited discretion in the administration of the UBS STRAUS Index.  The role of the Index Sponsor will consist of the following:

➢	The Index Sponsor will determine the Observed Price for each STIR future on its Designated Exchange on each trading day.

➢	The Index Sponsor will calculate the Index Level on each trading day and publish it under the symbol “UBFSTRSQ ” through Bloomberg.

➢
The Index Sponsor will determine if an Index Disruption Event (as defined below) has occurred or is continuing and will take appropriate action upon the occurrence of such an event, as described below under “Modifications to the Index.”

➢	The Index Sponsor will publish notice of any Index Disruption Events and modifications or changes to the UBS STRAUS Index as a result of such Index Disruption Events.

Index Disruption Events

If, on any trading day, any of the following events or circumstances occurs or is continuing, the Index Sponsor may declare, in its sole discretion, that an Index Disruption Event has occurred.  Index Disruptions Events may be caused by the following:

➢
the termination, absence or suspension of, or material limitation or disruption in the trading of any STIR future contained in the Index Portfolio on its Designated Exchange for more than two hours of trading or during the one-half hour before the close of trading on the relevant Designated Exchange;

➢	any other event beyond the reasonable control of the Index Sponsor which would make the calculation of the Index Level impossible or impracticable, technically or otherwise; and

➢	any event that the Index Sponsor determines may lead to any of the foregoing events.

A limitation on the hours or number of days of trading in any STIR future contained in the Index Portfolio resulting from an announced change in the regular business hours of the relevant Designated Exchange will not constitute an Index Disruption Event.

For purposes of determining if an Index Disruption Event has occurred or is continuing, “absence of trading” on a Designated Exchange will not include any time when that exchange is itself closed for trading under ordinary circumstances.

In contrast, a suspension or limitation of trading on the relevant Designated Exchange in any STIR future contained in the Index Portfolio, by reason of any of the following events will constitute a “suspension or material limitation of trading” in that STIR future:

➢	a price change exceeding limits set by that Designated Exchange;

➢	an imbalance of orders relating to those STIR futures; or

➢	a disparity in bid and ask quotes relating to those STIR futures.

Examples of events beyond the reasonable control of the Index Sponsor that the Index Sponsor may determine, in its sole discretion, affect the UBS STRAUS Index or any of the STIR futures underlying the UBS STRAUS Index in such a manner so as to make calculation of the Index Level impossible or impracticable include, without limitation:

➢	systems failures;

➢	natural or man-made disasters;

➢	acts of God;

➢	armed conflicts;

➢	acts of terrorism;

➢	riots or labor disruptions; or

➢	any similar intervening circumstances.

If the Index Sponsor, in its sole discretion, determines that an Index Disruption Event has occurred or is continuing on any trading day, the Index Sponsor may take such action as set forth below under the caption, “Modifications to the UBS STRAUS Index.”

Modifications to the UBS STRAUS Index

If on any trading day the Index Sponsor, in its sole discretion, determines that an Index Disruption Event has occurred or is continuing in respect of one of the STIR futures contained in the Index Portfolio, the Index Sponsor may continue to calculate the Index Level using the last available Observed Price for that STIR future for the next ten trading days.

If an Index Disruption Event with respect to one of the STIR futures contained in the Index Portfolio continues for more than ten trading days, the Index Sponsor shall, on the first trading day following the tenth trading day during which the Index Disruption Event is continuing, use the last available Observed Price for such STIR future to calculate the Settlement Amount for the open simulated position in such STIR future.  Beginning on the following trading day, the Index Sponsor shall remove from the Index Portfolio such STIR future and continue to calculate Index Performance and the Index Level using the Observed Prices for STIR futures in the four remaining financial markets by redistributing the weight of the removed STIR future among the remaining financial markets in a proportionate manner for the remainder of the Roll Period.

Notwithstanding any of the above, if, on any trading day, the Index Sponsor becomes unable to determine the Observed Price for more than one of the STIR futures contained in the Index Portfolio for a period of more than ten trading days, the Index Sponsor shall cease to calculate the UBS STRAUS Index.

Trading Day

When we refer to a “trading day” with respect to the UBS STRAUS Index, we mean any day on which any of the Designated Exchanges is scheduled to be open for trading for its respective regular trading session.

Hypothetical Historical Index Levels

The UBS STRAUS Index was first published on October 3, 2007, with a base date of January 1, 1993 and a base Index Level of 100 as of the base date.  The following table shows the quarterly performance of the UBS STRAUS Index for all four calendar quarters in each of 2003, 2004, 2005 and 2006, and the first three calendar quarters of 2007.  Because the UBS STRAUS Index was created only on October 3, 2007, the Index Sponsor has retrospectively calculated the levels of the UBS STRAUS Index based on actual historical STIR future prices on all dates prior to October 3, 2007 using the same methodology as described above.  All STIR future prices used to calculate the performance of Index are based on Bloomberg quotations. Although UBS believes that this retrospective calculation represents accurately and fairly how the UBS STRAUS Index would have performed from January 1, 1993 through December 10, 2007, the UBS STRAUS Index did not, in fact, exist before October 3, 2007. All prospective investors should be aware that no actual investment which would have allowed a tracking of the performance of the UBS STRAUS Index was possible at any time prior to October 3, 2007.  In any event, the historical level of the UBS STRAUS Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Level on any given trading day.

Quarter Start	Quarter End	Quarterly Low	Quarterly High	Quarter Close	Quarterly Change
1/1/2003	3/31/2003	107.1418	107.4036	107.3333	0.1475
4/1/2003	6/30/2003	107.2176	107.5201	107.4071	0.0738
7/1/2003	9/30/2003	107.2956	107.4506	107.4506	0.0435
10/1/2003	12/31/2003	107.3383	107.5146	107.5146	0.0640
1/1/2004	3/31/2004	107.5048	107.7268	107.7061	0.1915
4/1/2004	6/30/2004	107.4456	107.6736	107.5156	-0.1905
7/1/2004	9/30/2004	107.3918	107.5121	107.4123	-0.1033
10/1/2004	12/31/2004	107.3876	107.6073	107.6056	0.1933
1/3/2005	3/31/2005	107.6073	107.7631	107.7586	0.1530
4/1/2005	6/30/2005	107.7133	107.8108	107.8108	0.0522
7/1/2005	9/30/2005	107.7016	107.8773	107.8773	0.0665
10/3/2005	12/30/2005	107.8646	107.9928	107.9528	0.0755
1/2/2006	3/31/2006	107.9133	108.1048	108.1048	0.1520
4/3/2006	6/30/2006	108.0713	108.2706	108.2133	0.1085
7/3/2006	9/29/2006	108.1058	108.2488	108.1203	-0.0930
10/2/2006	12/29/2006	108.0246	108.1683	108.1666	0.0463
1/1/2007	3/30/2007	108.0451	108.2196	108.0626	-0.1040
4/2/2007	6/29/2007	108.0521	108.1771	108.1693	0.1067
7/2/2007	9/28/2007	108.0943	108.2808	108.2371	0.0678
10/1/2007	12/10/2007*	108.1340*	108.4033*	108.3213*	0.0842*

*As of the date of this Index Supplement, available information for the fourth calendar quarter of 2007 includes data for the period from October 1, 2007 through December 10, 2007. Accordingly, the “Quarter End,” “Quarterly Low,” “Quarterly High,” and “Quarter Close” and “Quarterly Change” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2007.

Ownership and Licensing of the UBS STRAUS Index

The UBS STRAUS Index is a proprietary index founded and owned by UBS AG.  UBS AG reserves the right to enter into license agreements with third parties concerning the use and publication of the UBS STRAUS Index.  In addition, UBS AG reserves its right to discontinue publication of the UBS STRAUS Index at any time or to assign its duties as Index Sponsor to a third party at any time it may deem appropriate.  UBS AG has no duty to consider the interest of holders of any Securities linked to the performance of the UBS STRAUS Index or any other related parties when making decisions regarding the calculation, publication or licensing of the UBS STRAUS Index.

UBS AG, as Index Sponsor, does not guarantee the accuracy and/or completeness of any data obtained from third parties used to calculate the UBS STRAUS Index.  UBS AG shall have no liability for any errors or omissions in the calculation of the UBS STRAUS Index that are due to data obtained from third parties.  UBS AG, as Index Sponsor, makes no warranties, express or implied, as to results to be obtained by owners of any Securities linked to the performance of the UBS STRAUS Index or any other person or entity from the use of the UBS STRAUS Index or any data included therein.